EXHIBIT 99.1

Ituran Location and Control Ltd. Announces Extraordinary General
Meeting’s Results

At the Extraordinary general meeting of the shareholders of Ituran Location and Control Ltd. (the “Company”), held on October 31, 2013, the following resolution was adopted:

1.
To approve the Company's Compensation Policy, as more fully described in the proxy statement. A total of 12,806,412 ordinary shares (83.5%) voted FOR this resolution, 2,501,109 (16.3%) ordinary shares voted AGAINST this resolution and 30,169 ordinary shares ABSTAINED.

The item on the agenda required the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal; provided that: (a) a majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the compensation policy, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the resolution, does not exceed two percent (2%) of the aggregate voting rights in the company.

A total of 6,267,694 ordinary shares (71%) which are not held by controlling shareholders or shareholders with personal interest in approving the compensation policy voted FOR this resolution, 2,501,109 (29%) ordinary shares which are not held by controlling shareholders or shareholders with personal interest in approving the compensation policy voted AGAINST this resolution

About Ituran
Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 684,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

 For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations
CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246